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November 9, 2023
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:                Mitchell Austin, Staff Attorney
Joshua Shainess Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Re:                Reddit, Inc.
Response to Letter dated March 10, 2023
Amendment No. 7 to Draft Registration Statement on Form S-1 Submitted February 24, 2023 CIK No. 0001713445
To the addressees set forth above:
Reddit, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (“Amendment No. 8”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on December 16, 2021 (the “Draft Submission”), as most recently amended by Amendment No. 7 to the Draft Submission submitted on February 24, 2023 (“Amendment No. 7”). We are hereby providing the Company’s responses to the comment letter to Amendment No. 7 received on March 10, 2023 from the staff of the Commission (the “Staff”).
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated March 10, 2023 in bold type followed by the Company’s responses thereto.

Amendment No. 7 to Draft Registration Statement on Form S-1 submitted February 24, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 107
1.We note that you present Non-GAAP Free Cash Flow in the table on page 107 but only present the comparable GAAP measure of Net cash provided by (used in) operating activities in the note to the chart on page 108. Please revise the chart to provide equal prominence for both the GAAP and Non-GAAP measure.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 109 an 110 of Amendment No. 8 accordingly.
* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Sarah Axtell
Sarah Axtell
of LATHAM & WATKINS LLP
cc:	Steven Huffman, Reddit, Inc.
Andrew Vollero, Reddit, Inc.
Benjamin Lee, Reddit, Inc.
Anthony J. Richmond, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP